UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                     FORM 25

                   NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                     REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number 001-14685


                       Issuer: Tommy Hilfiger U.S.A., Inc.
                     Exchange: New York Stock Exchange Inc.
________________________________________________________________________________
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)


                              601 West 26th Street
                            New York, New York 10001
                            Telephone: (212) 549-6780
________________________________________________________________________________
 (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)

                              6.85% Notes due 2008
________________________________________________________________________________
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:


[  ]  17 CFR 240.12d2-2(a)(1)

[  ]  17 CFR 240.12d2-2(a)(2)

[  ]  17 CFR 240.12d2-2(a)(3)

[  ]  17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)


[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, Tommy
Hilfiger U.S.A., Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

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

                                                                   Chief Financial Officer, Executive
 5/31/06                       By:  /s/ Joseph Scirocco            Vice President and Treasurer
__________________________        ______________________________   ______________________
Date                           Name: Joseph Scirocco               Title


(1) Form 25 and attached Notice will be considered in compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.